UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended September 30, 2023

LIQUIDPISTON, INC.

(Exact name of issuer as specified in its charter)

Delaware	74-3126356
(State or other jurisdiction of incorporation or organization)	(I.R.S. No.)

1292A Blue Hills Avenue, Bloomfield, CT	06002
(Address of principal executive offices)	(Zip Code)

(860) 838 2677

Issuer’s telephone number, including area code.

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “LiquidPiston,” “we,” “us,” “our,” or “the Company” refers to LiquidPiston, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report or related materials, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business

LiquidPiston’s mission is to dramatically improve the efficiency and environmental impact of converting the energy contained in fuels into useful power by developing the industry’s most efficient and power dense internal combustion engines (ICEs) as well as hybrid power solutions, while also enabling such engines to run on clean sustainable renewable fuels including low- and no-carbon fuels. Power and energy are essential for virtually all (ground, sea, and air) vehicles and portable power generation. We anticipate that for many decades to come, the world will be largely dependent on fossil fuels, even though we expect and support a concerted move towards electrification and increased use of sustainable renewable fuels. The reality of battery technology is that fossil fuel has approximately 40 - 50 times the energy density of today's best batteries so the battery learning curve will take many decades to even get close to the energy density of fossil fuels. Of the engine solutions available today, the gasoline engine is inefficient; diesel engines are big and heavy; turbine engines are extremely inefficient at small scale (below 500 hp) and all engines produce environmentally harmful emissions.

Our vision is that we can do significantly better by focusing on the fundamental physics of how engines operate. With this guiding vision, we developed an optimized thermodynamic cycle as the thermodynamic cycles used by existing piston and rotary intermittent combustion engines haven’t fundamentally changed in over 100 years. When we rethink the cycle, we also have to rethink the engine platform and operation as we know it, because today's piston engines are not able to run this optimized cycle. The result is our X-EngineTM architecture which is quieter, smaller, and lighter than legacy piston engines.

It may seem counter-intuitive to think about potentially investing in ICE technology in the context of a low-carbon economy and world. However, we posit that this effort can have as large or larger direct impact on reducing fossil fuel usage and CO2 production as any other single technology initiative that we are currently aware of. For LiquidPiston, changing the ICE paradigm doesn't mean extending ICE usage as the mission; rather, it's about driving energy efficiency, CO2 reduction, vehicle electrification and transition to clean renewable fuels -- effectively hastening the sun-setting of traditional ICEs. We view our technology as complementary to electrification, where compact, lightweight onboard generators can efficiently keep batteries charged, with the main propulsion system taking full advantage of what electrical propulsion has to offer (especially with respect to noise, vibration, and efficiency gains through regenerative braking). “Clean” renewable fuels include for example hydrogen and certain biofuels such as those proposed as Sustainable Aviation Fuel (SAF), which markedly reduce the CO2 impact of the given fuel.

Our business objective is to proliferate the adoption of our technology on a global scale as rapidly as possible with a technology licensing and engineering professional services business model while also providing engines in low volumes and selected demonstrator products (i.e., generators) to prime the market. The sale of a mix of products, recurring royalty licenses, and professional services has the potential to generate superior financial returns as engine deployment volume increases in future years.

2

Principal Products and Services

We are a technology company, not a volume engine manufacturer. We plan to license our technology to partners, while also offering technical engineering consulting services to custom design and develop application-specific engines for our partners and customers, which include engine manufacturers and systems integrators.

Our business model is to design, develop, license, and produce engines, generators, hybrid-electric power solutions, and other fuel energy conversion devices based on our patented technology:

1.	Design of bespoke power solutions for partners/customers, on a Non-Recurring Engineering (NRE) professional services basis;
2.	License of engine technology to manufacturers, or supply of engines to integrators/OEMs through direct manufacturing, or through manufacturing partnerships and contract manufacturing.
3.	The technology may be scalable up to 1000 HP+, enabling LiquidPiston and our partners to serve markets from lawn and garden equipment to range-extended Electric Vehicles to helicopters.
4.	Continue to innovate the core engine technology platform. LiquidPiston currently has 93 US and international patents granted/pending; a robust innovation pipeline, and a next generation engine lab prototype.
5.	Assemble, test and sell low-medium quantities of engines for customer piloting needs and low to medium volume production requirements. We will use contract manufacturers, parts vendors, and machine shops augmented by our in-house machine shop to supply our in-house assembly and test operation. Hybrid approaches are also possible, whereby LiquidPiston manufactures the engine cores, and provides the cores to engine manufacturers which are then integrated into a full engine.

Technology

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture, resulting in improved power density and fuel efficiency. The X-Engine’s two primary moving parts consist of a rotor and an eccentric shaft. Except for ancillary parts such as injectors, fuel pumps, and oil pumps, there are no other moving parts, making the X-Engine extremely simple and elegant.

Our technology and product development builds on years of prior research and advanced development, with more than $65 million (including government- and customer-funded programs) invested. We have an extremely strong intellectual property position with 93 international patents (74 issued or granted, 19 pending) and a rich innovation pipeline.

The result is our X-Engine rotary engine platform architecture. Compared to piston engines, the rotary X-Engine can be 3-10 times smaller and lighter than a Diesel engine, and up to 2 times more efficient than a small turbine engine. Our X-Engine is also the first rotary engine that can naturally burn heavy fuels (e.g., diesel, jet fuel) using Compression Ignition, which may improve efficiency, as well as significantly easing the logistical burden for military applications, and other applications where Diesel or Jet fuel is more readily available. Initial products will focus on the multi-fuel capability and high power-density of the LPI engine. A pipeline of future innovation and development will complement LPI’s mission to increase fuel efficiency and develop optimized hybrid electric power systems. Higher fuel efficiency reduces the wasted energy typically lost through cooling losses and engine exhaust seen in legacy engine designs.

The technology can conceivably scale from 1-1000 hp, potentially displacing most engines in use today.

3

Technology status: We have demonstrated 3 engine prototype platforms (79cc “X-MiniTM”, the 750cc “X-4TM”, and the 210cc “XTS-210TM”). The X-Mini has been incorporated into pilot and demonstration systems as described below. In 2019 and 2020, we also worked on four customer-funded development programs, starting with feasibility/pilot studies. Three of the funded concept studies involve engines of different power ranges for aviation auxiliary power and UAV propulsion applications.

Technology use proof points achieved to-date:

•	“X-Mini” engine, 26 cc / chamber, Spark Ignited / Multi -fuel (includes diesel, gasoline, kerosene, Jet-A/ JP-8, propane and hydrogen), 2-3kW, air cooled, demonstrated to Technology Readiness Level (TRL) 6;
	o	Inserted into 1.5kW hybrid electric generator, prototype delivered and undergoing field testing by the U.S. Army on the M777 Howitzer
	o	Inserted into a go-kart vehicle demo [video: https://vimeo.com/170502635]
	o	Inserted into a 55lb heavy-fueled UAV [video: https://vimeo.com/366145645]
	o	Inserted into a multi-fueled scooter
•	“X-4” engine, 250 cc / chamber, Compression Ignition (Diesel or Jet – A fueled) engine. Demonstrated to TRL 4+, including 30kW (net indicated), high-compression ratio up to 26:l, operation up to 7,000 RPM.
•	“XTS-210” engine, 25-horsepower, two-stroke, supercharged, 210 cc (70cc / chamber), ultra-portable and configurable for operation in both engine-only and hybrid-electric modes. The engine is liquid-cooled, capable of either Spark-Ignition of Compression- Ignition with heavy- / multi-fuel capability. Targeting first delivery of a prototype engine to US Army in 2024 (Q4).
•	10kW portable genset, high power density, powered by the XTS-210, hybrid-electric configuration, heavy fuel-capable. The generator has been demonstrated up to 8kW in a “breadboard” configuration. We are targeting delivery of the prototype 10kW generator to the US Army in 2024 (Q4).

Market and Traction

The market for combustion engines is estimated to be worth over $400 billion annually with many accessible application segments which can benefit from the use of LiquidPiston engine technology. These application market segments include, but are not limited to:

•	Portable ground electric power generation – military, industrial/commercial, and consumer
•	Aviation Auxiliary Power Units (APUs) -- fixed wing aircraft, rotorcraft, and large UAVs; military and commercial
•	Direct and hybrid propulsion for UAVs – military and commercial
•	Vehicle range extender units for serial hybrid propulsion – ground, air, and marine vehicles; military and commercial
•	Powered equipment and tools – e.g., lawn and garden, etc.
•	Combined heat and power units – residential and small commercial

For our initial company-building phase, we are focusing on military and aerospace markets, whose propulsion and power generation segments are low volume, high price and value and are a great fit with LiquidPiston’s value proposition of high-power density and heavy fuel capability. In subsequent company-building phases, we plan to enter industrial and commercial, marine, urban air mobility, and automotive markets which represent higher volume opportunities and will enable LiquidPiston and our future licensed manufacturing partners to scale operations. With our licensing and professional services business model, we will assign teams of engineers to work with our customers/partners to introduce new engine platforms for virtually any segment of the engine market.

4

The US military is an initial customer and market for our engines. Beyond being a future customer, the DoD has invested significantly in the technology through various R&D contracts, awarding LiquidPiston contracts to develop and test engines, generators, and hybrid electric power systems for UAVs and Organic Resupply Buses (ORBs). LiquidPiston has already completed two and is currently engaged with the U.S. Army and Air Force on other two Small Business Innovation Research (SBIR) Phase II contracts, as well as larger development contracts with Army Research Labs as well as Army C5ISR, with combined efforts totaling approximately $20M. Building on a Phase II SBIR program supporting the 144th Fighter Wing, in October, 2023 the Company announced the award of a three-year $35 million contract by the US Air Force to support a new larger engine and hybrid power system development. The contract was awarded by AFWERX, a Technology Directorate within the Air Force Research Laboratory, in partnership with AFLCMC, the U.S. Air Force Life Cycle Management Center. The Company expects to expend a significant portion of this offering’s fundraise on technology and company-building activities which support our current and future Air Force and other DoD contracts for advanced power systems development. Our current customer pipeline, if converted into customer-sponsored development programs which result in those customers commercializing systems using our engines, could support significant revenue growth for LiquidPiston engineering services and technology licenses.

Competitors and Industry

Competitors

There are other early-stage companies seeking to develop combustion engines. Most of them focus on relatively large engines because they are going after the automotive and trucking industry, which is worth hundreds of billions of dollars. But even a very good, proven technology can take about 20 years to be adopted into the general automotive space, which is why we are focusing on other market segments such as generators, auxiliary power supplies and UAV propulsion.

Competitive Advantage

We are currently focused on non-automotive markets requiring much smaller engines, with less development and a shorter design-in cycle. Longer term, we see a lot of room for growth even within the automotive industry as more and more vehicles electrify and evolve to self-driving vehicles. We anticipate that by then, a substantial segment of the automotive market should be looking for lighter vehicles and smaller efficient engines for range-extender applications. Recent automotive market trends indicate a rapidly growing demand for hybrid electric vehicles.

We believe that our rotary engines represent the first major disruption to engine technology in over a century. To our knowledge, we are one of the only companies in the world developing engines based on a disruptive, optimized thermodynamic cycle. Other companies are focused on incrementally improving cycles first commercialized in the late 1800s. When fully developed, our engines are expected to offer size and weight advantages, with potential for significantly increased range and reduced CO2 emissions compared to older piston engine technology. Our technology can also be a key enabler for the broad adoption of electric vehicles. When used in conjunction with electric propulsion in a hybrid configuration, the LiquidPiston engines allow more range for an electric vehicle, while using smaller, lighter, more cost-effective batteries. We are maintaining a sustainable competitive advantage based on our ever-increasing IP (patents and know-how) and being the knowledge base and “clearinghouse” of all learning associated with our core engine technology.

Industry

The global internal combustion engine market is estimated to be greater than $400 billion. About 75% of that is automotive and trucks, which still leaves over $100 billion for other applications. That non-automotive market is where we currently plan to enter – i.e., generators, Uncrewed Aerial Vehicle (UAV) direct and hybrid electric propulsion, and aviation and land vehicle auxiliary power units.

Longer-term, LiquidPiston plans to be in the range-extender engine market as the automotive industry increasingly becomes hybrid electric and we achieve a higher manufacturing volume and lower per unit cost point. Our power density will make our engine an ideal fit for that application.

5

Intellectual Property

We have applied for 93 patents, of which 74 have been issued or allowed, and 19 are pending.

Manufacturing and Suppliers

We use different suppliers for parts, machining, and treatment processes. These vendors are mostly US-based. To date, LiquidPiston has been performing all engine assembly and testing in-house and has recently expanded our in-house machine shop with state-of-the art machine tools. Two suppliers accounted for more than 5% our expenses: Century Tool & Davinci Engineering and Consulting, LLC (Davinci). Century Tool – our largest supplier of prototype hardware - is a machine shop in Connecticut that offers high quality precision prototype machining services. LiquidPiston has a network of other machine shop suppliers, but frequently used Century Tool which historically has delivered prototype parts within specification and on time. If an alternate supplier is required, it may result in delays or errors in manufacturing and additional quality assurance within LPI that is currently performed by Century Tool itself.

Davinci is a product design firm that provides customers with specialized, contract-based engineering services. In light of steep increase in amount of contracted work and in order to supplement own engineering capabilities, LiquidPiston engaged Davinci as a consultant, on independent contractor basis, to deliver a specific engineering services per provided specifications

Employees

As of September 30, 2023, the Company has 34 full-time employees, and 1 part-time employee.

Litigation

The Company is not involved in any litigation that is expected to have a material impact on its operations, and its management is not aware of any material pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise. A former employee is currently suing the Company in an employment termination dispute, which is expected to be settled / concluded in 2024 and is not expected to have a material impact on Company operations.

The Company’s Property

We do not own real property and are currently leasing our offices in a 16,000 sq. ft industrial compound in Bloomfield, Connecticut.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this annual report.

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

We have incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flows from operations.

In 2023, the Board of Directors unanimously voted in favor of changing its fiscal year end from December 31 to September 30 effective for the nine months ended September 30, 2023. The change in fiscal year end is to more closely align with the year ends of its major customers, the Department of Defense, United States Army, and United States Airforce. For the year ended September 30, 2023, we continued to record an operating profit, while cash flows from operations was negative as the company financed certain contract deliverables, resulting in accrued accounts receivable and other contract assets. The Company's current operating plan for 2024 indicates that it will likely continue to show a small profit or break-even from operating activities given ongoing contract revenues, less anticipated contract related expenditures and ongoing research and development activities.

6

Results of Operations

Year ended September 30, 2023, compared to unaudited period ended September 30, 2022.

The Company generated revenues totaling $8,170,177 and $5,033,368 for the nine months ended September 30, 2023 and 2022, respectively. Booked revenue increased in 2023 compared to 2022 as work progressed on our new government funded contracts. Cost of revenue increased from $2,485,476 to $3,948,517 for the nine-month periods ended September 30 2022 and 2023. Costs of revenue consists of engineering and machining labor, benefits and payroll tax expenses, material costs, and subcontract costs and overhead associated with contracts. Contracts in 2023 involved slightly more subcontractors than in the previous year, therefore, some costs as a percentage of billing (allowable under contract) decreased in 2023.

Operating expenses consist of research and development expenses and general and administrative expenses. Research and development expenses totaled $2,103,623 and $672,837 for the nine-month periods ended September 30, 2023 and 2022, respectively, an increase of $1,430,786, as the Company continued to hire skilled engineers and machinists. Approximately $842,500 of the increase was due to increases in salaries, benefits and payroll taxes. The remainder of the increase was due to increased spending on machinery, parts and consultants. General and administrative expense totaled $1,456,147 for this nine-month period in 2023 and $1,270,353 in the corresponding period in 2022. The increase in general and administrative expense was a result of increased costs specifically in administrative payroll, taxes and benefits ($78,450), insurance ($29,225), business development ($51,520) and office expenses and facility expenses ($26,000).

The Company expenses in 2023 included a staff of 34 full time and 1 part time, primarily technical employees (mostly engineers, four full time CNC machinists, three technicians, an office director, an office manager, interns, and Company management including CEO, CTO, SVP of Corporate Development, VP of Engineering, Chief Engineer, and Program Manager). Expenses include salaries, overhead, and also maintenance of a CNC machine shop and two AC motoring dynamometer test cells. The Company incurs significant expense in machining outsourced parts to support its prototype development efforts.

Other income grew from $308,602, for the first nine months in 2022, compared to $435,760 in the first nine months of 2023. This increase in income was primarily due to interest income received on our holdings in US Treasury Bills and other interest-bearing accounts.

As a result of the foregoing, our net income was $1,093,427 in the nine months ended September, 30 2023 compared to $908,164 in the first nine months of 2022.

Liquidity and Capital Resources

As of September 30, 2023, the Company had $15,195,507 in cash and cash equivalents on hand, including restricted cash, compared with $10,329,865 at September 30, 2022 (unaudited).

Historical results and cash flows

During the year ended December 31, 2021 the Company received various new development contracts from the DoD, including development contracts with Army Research Labs and Army C5ISR (through a subcontracted relationship), that total $17 million over a two to three-year period if fully executed. In 2022, the Company signed additional contracts with the DoD totaling $2 million, that will be executed over a two to three year period. Building on a Phase II SBIR program executed in FY 2021, in September 2023 the Company has been awarded a three-year $35 million contract to support engine and hybrid power system development. The contract was awarded by AFWERX, a Technology Directorate within the Air Force Research Laboratory, in partnership with AFLCMC, the U.S. Air Force Life Cycle Management Center. Aside from these revenue streams, LiquidPiston is relying on fundraising, including recent Regulation A Offerings and private placements of equity securities for its continued operations. In addition to these sources, the Company is also working on nondilutive sources of funding including government contract opportunities and non-recurring engineering development projects reimbursed by customers/partners.

Revenue from government contracts for the nine months ended September 30, 2023, was higher than in 2022, as work on contracts with the DoD and the Army progressed and LiquidPiston successfully met milestone arrangements in the contracts. LiquidPiston continues to seek additional government development funding.

7

Equity Issuances

In March of 2022 the company authorized and implemented a ten for one split of its common stock.

In October of 2022, we commenced an offering pursuant to Regulation A (the “2022 Regulation A Offering”), with an initial purchase price of $10 per share.  In July of 2023, the offering was revised by increasing the price per share to $11.50.  This Offering was closed to new subscriptions on October 24, 2023.   In 2022 the Company sold 172,226 shares of common stock for gross proceeds of $1,638,390. During the nine months ended September 30, 2023 the Company sold 1,275,173 shares at $10 per share for gross proceeds of $12,249,650 and 135,672 shares at $11.50 per share for gross proceeds of $1,516,887.  Net of selling stockholders, the company proceeds from the 2022 Regulation A Offering was $1,228,892 and $10,324,903, for the twelve month period ended December 31, 2022 and nine month period ended September 30, 2023, respectively. In addition, the Company sold 53,827 shares at $10 per share for gross proceeds of $499,270 and 1,308,772 shares at $11.50 per share for gross proceeds of $14,476,307 for the three-month period beginning on October 1, 2023 and ending on December 31, 2023. Net of selling stockholders, company proceeds for this three month period ending on December 31, 2023 was $11,231,683. In total the Regulation A Offering has raised $22,785,477 net of the selling stockholders.

Indebtedness

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the SBA for an Economic Injury Disaster Loan (“EIDL”) in the amount of $150,000 to use as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

On January 25, 2021, LiquidPiston entered into an SBA-backed Paycheck Protection Program (PPP) loan in the amount of $284,279. This was the second draw under PPP. The Company applied for forgiveness of this loan and on May 28, 2022, the full amount of the loan was forgiven.

Trend Information

The key trends that could materially affect LiquidPiston’s long-term business prospects involve vehicle electrification, the global energy transition to low/no carbon fuels and renewable energy sources, and military technology adoption.

With respect to vehicle electrification, we recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as makes economic, environmental, and functional sense. The fact is that fossil fuel has approximately 40 - 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. Also, the energy balance and CO2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth-to-scrap/recycle CO2 breakeven time for a car especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). Getting to renewables and low/no carbon fuels as the major source of electricity is expected to realistically take a very long time.

So, for this indefinite period of time (many decades), we believe that fossil fuels as well as an increasing amount of low carbon fuels are going to be used for a major percentage of transportation vehicles, and Hybrid Electric Vehicles (“HEVs)” will be a significant share of electrified land vehicles even as several countries are putting in place mandates to force this to happen.[1]

The projected a large and rapidly growing HEV share of vehicle propulsion technology presents an opportunity for LiquidPiston to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure and economic constraints. LiquidPiston’s technology provides an opportunity to field a smaller, more efficient internal combustion engine (ICE) which is proven to be able to use diesel, gasoline, jet fuel, propane, and hydrogen and can likely be adapted to work on natural gas, renewable natural gas and other low-carbon fuels. This positions LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful as range extenders and auxiliary power units (APUs) not only for land vehicles but also aircraft and marine vehicles.

_________________

[1] See https://www.jpmorgan.com/global/research/electric-vehicles

8

Outside of automotive transportation, there are major industry and government initiatives underway to develop new generations of electric and hybrid electric aircraft. It appears that many military and high-endurance commercial drones will need to go the HEV route because hydrocarbon fuels are significantly more energy-dense than batteries. Urban Air Mobility (“sky cabs”) is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all-electric city “sky cabs” but the serious short-to-regional aircraft players will be hybrid electric for range and safety reasons. If an ICE can come close to small gas turbine power density, is 3- 4 times more efficient, and can use diesel or jet fuels, why not drive the usage of the more efficient technology, thereby saving fuel costs and reducing CO2 in the process? With respect to larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Hybrid electric propulsion is going to an enabling and enduring aspect of aviation electrification.

We anticipate that hybrid electric power generation configurations will become prevalent in many applications because it will make economic and environmental sense. Consider, for example, hybrid electric portable generators (hybrid in the sense that the engine and generator charge a battery which then powers the electronics of whatever system is being powered). LiquidPiston’s engine technology enables manufacturers to produce smaller and more efficient generators and other hybrid power systems.

There are some other energy-related trends and country policy decisions which can positively impact customer demand for LiquidPiston-powered products and systems:

•	The potential increased use of Compressed Natural Gas (“CNG”), Renewable Natural Gas (RNG), hydrogen, and selected bio-fuels as low carbon fuels. We have demonstrated the use of hydrogen to power a go-kart vehicle demonstrator, as well as propane gaseous fuel, but have yet to test CNG and RNG. We believe, however, that given the design of our combustion chambers and combustion process, there is no technical reason that we can't efficiently burn CNG, RNG as well as other gaseous fuels. We also believe that liquid biofuels such as Sustainable Aviation Fuel (SAF) will work well with the X-Engine architecture, although we have yet to test them. There is a reasonably strong market and government policy push towards more use of CNG, RNG, hydrogen, SAF and other low carbon fuels for numerous applications, including efficient HEV propulsion for medium-to-long-haul trucking and aviation as examples. Overall, the market transition to greater use of low-carbon fuels represents a market opportunity for LiquidPiston.

•	The growing public concern and government policies directed at mitigating and reducing Greenhouse Gas GHG) emissions are expected to result in more stringent emissions certification standards and impact purchase decisions for fossil fuel energy conversion technologies. The impact from dramatically more efficient ICEs can be enormous with widespread adoption of those more efficient ICEs. Transportation contributes at least 15% of global CO2 production from fossil fuel usage, approximately 25%+ in the US. Out of the approximately 38+ Gigatonnes of fossil fuel CO2 produced annually, at least 6 Gigatons are due to transportation. If LiquidPiston's technology replaced all legacy ICEs used in transportation, we would see a reduction of ~ 2 Gigatons of CO2 (which is a 5%+ reduction in global CO2 produced). The CO2 reduction will be greater when you add in distributed power generation, pumps/compressors, powered garden tools, etc. We are not projecting that LiquidPiston’s technology will replace all legacy ICEs, however we do believe that the potential CO2 and other GHG reduction from the use of more efficient ICEs will be a positive factor for LiquidPiston’s marketing and sales efforts going forward.

9

Finally, with respect to the ramp up of renewable energy sources such as solar and wind, we agree that government policies and technology scale economics will result in a steady increase in renewable’s share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicle and other batteries, transmission line capacity and cost-effective grid-scale storage have to be deployed which is a slow, capital-intensive process. The vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources will in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connection or without the resources to build a local renewable electric energy infrastructure.

On the U.S. national security and military front, technology innovation and rapid adoption to maintain military superiority for offensive and defensive purposes is a strategic imperative. The DoD is encouraging and investing in private sector innovation and product development in many areas relevant to LPI’s technology, including:

•	Autonomous (i.e., uncrewed) vehicles, notably Uncrewed Aerial Systems (UAS). For system weight and mission duration purposes, the propulsion and on-board power generation needs to be hybrid electric because the energy density of hydrocarbon fuels is so much greater than battery technologies currently available and projected to be available over the coming decades

•	Smaller, higher power-density electric power generators to provide “Power on the Move” for increasingly distributed, constantly moving military operations

•	Auxiliary power units and supplemental power units for crewed vehicles and to support an increasing array of tactical and support systems all of which require increasing amounts of energy to operate

LPI’s engine and power system technology are a good fit for these and other DoD technology initiatives, as demonstrated by the Company’s recent DoD development contracts.

COVID-19

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

As a result of the pandemic, certain macro-economic trends that are worthy to note include inflation, which was higher than normal with the peak at 9.1% in June 2022, and a general shortage in the labor market, which will make hiring a challenge. While the rate of inflation cooled down significantly to around 3.7% in September 2023, the shortage in the labor market remains an issue. These are challenges that all companies are faced to different degrees, and the Company is taking steps to mitigate. In FY2024 we intend to increase our social media presence and bring on recruiting and public relations specialists to assist in Company recruiting.

10

Item 3. Directors, Executive Officers and Significant Employees

The Company’s officers and directors are as follows. The Company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:
Alexander Shkolnik	Co-Founder, President, Treasurer, Secretary	42	January 15, 2011 (1)	Full-time/40 hours
Nikolay Shkolnik	Co-Founder and Vice President	70	June 21, 2004	Full-time/40 hours
Per Suneby	SVP of Corporate Development	73	May 4, 2016 (2)	Part-time/20 hours
Directors:
Alexander Shkolnik	Director	42	June 21, 2004
Nikolay Shkolnik	Director	70	June 21, 2004
Per Suneby	Director	73	March 1, 2016

(1)	Date on which Alexander Shkolnik became the full-time CEO of the Company. Alexander was a co-founder of the Company in 2004 and worked part-time until 2011.
(2)	Date on which Per Suneby assumed the SVP role as a consultant in the Company. Per has been intermittently involved in LiquidPiston since 2008 in various capacities, including as a Board member and advisor.

Alexander Shkolnik, CEO, President and Director

Alexander Shkolnik cofounded LiquidPiston in 2004, and has been the CEO and President of the Company since 2011. He has managed teams of engineers in both academic and startup environments. He is co-inventor of the X-Engine, and as CEO he is responsible for business partnerships and setting the strategic direction of the Company. He has 26 publications, and 37 issued / 11 pending patents. Prior to joining the Company, Alexander was a Postdoctoral Research Scientist at the Massachusetts Institute of Technology (MIT) (2010-2011), and prior to that he was a Research Assistant at MIT in the Robot Locomotion Group, part of the Computer Science and Artificial Intelligence Lab (CSAIL) at MIT. Alexander was a National Science Foundation (NSF) Graduate Research Fellow (2003-2006), and an NSF/JSPS EAPSI fellow (2007). He holds BS and MS degrees in Computer Science and Mathematics, as well as a BS in Neuroscience and Behavioral Biology from Emory University. He conducted his Master’s thesis research at the NeuroEngineering lab at Georgia Tech (joint program with Emory). He also holds a PhD in Computer Science/Artificial Intelligence from MIT. Alexander is the son of Nikolay Shkolnik

Nikolay Shkolnik, CTO, Vice President and Director

Nikolay Shkolnik co-founded LiquidPiston in 2004 and has been its CTO and Vice President of Research and Development. Nikolay leads the innovation group within LiquidPiston, and helps set technical direction, and also manages the Company’s patent portfolio. He is an experienced clean energy program manager and innovator, with expertise in leading engineering and scientific teams toward the solutions of complex technical problems. Prior to LiquidPiston, Nikolay worked as the Clean Energy Program Director from 2001 until 2006 at GEN3, a Company that teaches and practices TRIZ (Russian acronym for “Theory of Inventive Problem Solving”). At GEN3, Nikolay helped companies solve challenging engineering problems using the TRIZ methodology, a systematic approach to innovation. Prior to GEN3, Nikolay was a Senior Engineer in the Value Analysis group of Milton Bradley. He also operated two startups, Quest Systems and EosSystems from 1986-1992. Prior to that, he was a Sr. Nuclear Physicist at ABB/Combustion Engineering, 1983-1986. He holds patents in a variety of fields focusing on clean energy, including super-capacitors, fuel cells, and engines. He was awarded the Motorola award for Creativity. He completed coursework towards a degree in Thermodynamics from Kiev Polytechnic Institute before moving to the United States, then finished his studies obtaining an MS and PhD in Physics from University of Connecticut. Nikolay is the father of Alexander Shkolnik.

11

Per Suneby, Senior VP of Corporate Development and Director

Per Suneby joined the Company in 2016 on a half-time basis as Senior Vice President in charge of Corporate Development. Since 2018, he also serves as part-time SVP of Corporate Development and as a director of Statum Systems, Inc. a company that develops secure messaging services solutions for the health care industry. Per is also the co-founder (in 2015) and Managing Director of Sternhill Associates, a company that provides management consulting and advisory services to young innovation companies. Previously, he was an Entrepreneur-in-Residence and Venture Partner with Flagship Ventures. He was a founding Clean Energy Fellow in 2008, sponsored by the Northeast Clean Energy Council to be immersed in clean energy technologies and government/industry dynamics in order to bring experienced startup executives into the emerging Northeast clean energy cluster. He has a BASc degree in electrical engineering from the University of British Columbia and an MBA from Harvard University.

Compensation of Directors and Executive Officers

For the 12-month period ended September 30, 2023, we compensated our three highest paid executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)	Total compensation ($)
Alexander Shkolnik	CEO/President	$302,122.86	(1)	$0	$302,122.86

Nikolay Shkolnik	CTO/Vice President	$286,829.48	(1)	$0	$286,829.48

Per Suneby	SVP of Corporate Development, Director	$159,000.00		$0	$159,000.00

(1)	Cash compensation for Alexander Shkolnik and Nikolay Shkolnik includes salary, Company contribution to their 401(k) retirement accounts, and Company contribution to their flexible spending accounts.

For the 12-month period ended September 30, 2023, we did not pay our directors any cash compensation for their board representation. Per Suneby received 2,040 shares of stock options - in addition to cash compensation for his role as SVP - as an officer and as a Board Director.

12

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of December 31, 2023, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of each class of the Company’s voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of class

Common (2)	Alexander Shkolnik	8,707,618	8,341,059	(3)	91.71%
Common	Nikolay Shkolnik	121,400	–		0.74%
Common	All executive officers and directors as a group (3 people in group)	8,829,018	8,341,059		92.36%
Series Seed-1 Preferred	Colle Capital Partners I LP	22,506			27.73%
Series Seed-1 Preferred	David Cohen	45,012			55.47%
Series Seed-1 Preferred	Henry Zachs	9,739			11.10%
Series Seed-1 Preferred	All executive officers and directors as a group (3 people in group)	0	0		0

(1)	The address for all beneficial owners is 1292a Blue Hills Avenue, Bloomfield, CT 06002
(2)	Alexander is the founder and CEO of LiquidPiston. 2,151,360 shares are held by the Lauren E. Shkolnik Irrevocable Trust-2020 for the benefit of Alexander Shkolnik and his descendants. Lauren is Alexander’s wife. An additional 2,500,000 shares are held by the Alexander Shkolnik Irrevcable Trust-2020, where Lauren and Alexander’s descendants are beneficiaries. Alexander has the ability to remove and name a trustee of this trust. 1,616,958 shares are held by the Valentina Shkolnik Irrevocable Trust-2020 for the benefit of Nikolay Shkolnik and his descendants, including Alexander Shkolnik. Valentina is Nikolay’s wife, and Alexander is his son. Nikolay is the founder and CTO / VP of Engineering of LiquidPiston, an additional 2,439,300 shares are held by the Nikolay Shkolnik Irrevocable Trust-2020, where Valentina, and Nikolay’s descendants, are beneficiaries. Alexander Shkolnik is the voting trustee on behalf of LiquidPiston’s shares in both of these trusts.
(3)	Represents shares issued in Regulation Crowdfunding and Regulation D and Regulation A offerings in which the investors granted Alexander Shkolnik, as CEO of the Company, an irrevocable proxy to vote their shares.

Item 5. Interest of Management and Others in Certain Transactions

We have not entered into any transactions in which the management or related persons have an interest in outside of the ordinary course of our operations.

Item 6. Other Information

None.

13

Item 7. Financial Statements

LiquidPiston, Inc.

Financial Statements

For the Years Ended

September 30, 2023, December 31, 2022 and 2021

And Independent Auditors’ Report

14

Bennett & Company, PC

Certified Public Accountants

34 Jerome Avenue

Bloomfield, CT 06002

(860) 243-3333

Fax: 726-1111

INDEPENDENT AUDITORS’ REPORT

January 4, 2024

The Stockholders and Board of Directors

Liquid Piston, Inc.

Bloomfield, Connecticut

We have audited the accompanying financial statements of Liquid Piston, Inc. (a Connecticut corporation), which comprise the balance sheets as of September 30, 2023, December 31, 2022, and 2021, and the related statements of operations, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2023, and years ended December 31, 2022, and 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liquid Piston, Inc. as of September 30, 2023, December 31, 2022, and 2021, and the results of its operations and its cash flows for the nine months ended September 30, 2023 and years ended December 31, 2022 and 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Liquid Piston, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

15

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Liquid Piston’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Certified Public Accountants

Bloomfield, Connecticut

16

LiquidPiston, Inc.

Balance Sheets

As of September 30, 2023, December 31, 2022 and 2021

	2023	2022	2021
ASSETS
Current Assets
Cash and Equivalents	$14,424,557	$13,248,306	$8,015,115
Restricted Cash	770,950	–	168,216
Accounts Receivable	1,226,610	–	110,000
Deferred Charges and Costs	2,341,821	489,216	2,732,686
Prepaid Expenses	88,962	270,833	143,830
Total Current Assets	18,852,900	14,008,355	11,169,847

Property and Equipment, Net of Accumulated Depreciation	697,274	735,262	46,223

Other Assets
Deposits	7,933	7,933	2,000
Patents, Less Accumulated Amortization	1,170,793	997,735	874,790
Total Other Assets	1,178,726	1,005,668	876,790

TOTAL ASSETS	$20,728,900	$15,749,285	$12,092,860

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable	$187,102	$151,762	$156,126
Notes Payable, Current Portion of Long Term Debt	3,510	3,155	287,070
Current Portion of Lease Liability	90,196	86,104	–
Deferred Revenue	1,038,469	1,815,244	449,900
Accrued Taxes and Expenses	19,757	25,722	40,186
Total Current Liabilities	1,339,034	2,081,987	933,282

Long Term Liabilities
Notes Payable, Net of Current Portion	145,340	147,791	151,205
Lease Liability, Net of Current Portion	223,657	292,054	–
Total Long Term Liabilities	368,997	439,845	151,205

Total Liabilities	1,708,031	2,521,832	1,084,487

Stockholders' Equity
Common Stock $0.00001 par value per share; 25,000,000 shares authorized and 17,715,054, 16,555,994 and 16,549,178 issued and outstanding at September 30, 2023, December 31, 2022 and 2021 respectively.	227	214	164
Series Seed-1 Preferred Stock $0.0001 par value per share; 200,000 shares authorized; 82,258 issued and outstanding at September 30, 2023 and December 31, 2022, 87,752 shares issued and outstanding as of December 31, 2021.	1,063,591	1,063,591	1,063,591
Additional Paid-In-Capital	41,542,546	36,842,570	35,951,449
Accumulated Deficit	(23,585,495)	(24,678,922)	(26,006,831)

Total Stockholders' Equity	19,020,869	13,227,453	11,008,373

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$20,728,900	$15,749,285	$12,092,860

The accompanying notes are an integral part of these financial statements.

17

LiquidPiston, Inc.

Statements of Operations

For the Nine Months Ended September 30, 2023 and the Years Ended December 31, 2022 and 2021

	2023	2022	2021

Revenue	$8,170,177	$6,682,426	$2,604,033

Cost of Revenue	3,948,517	3,300,040	1,608,633

Gross Profit	4,221,660	3,382,386	995,400

Operating Expenses
Research and Development	2,103,623	1,252,546	1,397,016
General and Administrative	1,456,147	1,761,443	1,410,691
Total Operating Expenses	3,559,770	3,013,990	2,807,708

Profit from Operations	661,890	368,396	(1,812,308)

Other Income (Expense)
Interest and Other Income	435,760	155,301	577
PPP Loan Forgiveness	–	284,279	–
Grant Income	–	5,000	–
Employee Retention Credits	–	520,995	–
Interest Expense	(4,223)	(6,063)	(6,647)
Total Other Income (Expense)	431,537	959,512	(6,070)

Net Income	$1,093,427	$1,327,908	$(1,818,378)

Net Income Per Common Share - Basic and Diluted	$0.06	$0.08	$(0.11)

Weighted Average number of Common Shares Outstanding	17,254,365	16,593,265	16,458,450

The accompanying notes are an integral part of these financial statements.

18

LiquidPiston, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

For the Nine Months Ended September 30, 2023 and the Years Ended December 31, 2022 and 2021

	Common Stock		Series Seed-1 Preferred		Additional			Available
	Shares Issued	Total	Shares Issued	Total	Paid -In Capital	Retained Earnings	Net Equity	Options and RSU
Balance 12/31/2020	1,476,770	$147	88,105	$1,063,591	$29,887,200	$(24,188,453)	$6,762,487	27,309
Period Ending 12/31/2021
Options Forfeited	–	–	–	–	–	–	–	16,813
Options Issued	–	–	–	–	–	–	–	(33,200)
Increase in Pool	–	–	–	–	–	–	–	70,000
Conversion	353	–	(353)	–	–	–	–	–
Options Exercised	6,392	1	–	–	5,446	–	5,447	–
Stock Compensation	–	–	–	–	30,321	–	30,321	–
Common Stock Offering	155,548	16	–	–	7,985,688	–	7,985,704	–
Issuance Cost	–	–	–	–	(1,957,206)	–	(1,957,206)	–
Share Adjustment	(327)	–	–	–	–	–	–	–
Net Loss	–	–	–	–	–	(1,818,378)	(1,818,378)	–
Balance 12/31/2021	1,638,736	$164	87,752	$1,063,591	$35,951,449	$(26,006,831)	$11,008,375	80,922
Period Ending 12/31/2022
Adjustment for 10:1 Split	14,748,624	–	–	–	–	–	–	728,298
Options and RSU's Issued	–	–	–	–	–	–	–	(33,000)
Options Forfeited	–	–	–	–	–	–	–	36,290
Conversion	54,940	–	(5,494)	–	–	–	–	–
Options Exercised	47,700	33	–	–	2,987	–	3,020	–
Stock Compensation	–	–	–	–	19,934	–	19,934	–
Common Stock Offering	139,160	17	–	–	1,234,731	–	1,234,748	–
Issuance Cost	–	–	–	–	(366,533)	–	(366,533)	–
Net Profit	–	–	–	–	–	1,327,909	1,327,909	–
Balance 12/31/2022	16,629,160	$214	82,258	$1,063,591	$36,842,568	$(24,678,922)	$13,227,453	812,510
Options and RSUs Issued								(235,000)
Options and RSUs Exercised	16,750	2	–	–	1,932	–	1,934	–
Stock Compensation	–	–	–	–	166,366	–	166,366	–
Common Stock Offering	1,069,144	11	–	–	10,396,274	–	10,396,285	–
Issuance Cost	–	–	–	–	(5,864,594)	–	(5,864,594)	–
Net Profit	–	–	–	–		1,093,427	1,093,427	–
Balance 9/30/2023	17,715,054	$227	82,258	$1,063,591	$41,542,546	$(23,585,495)	$19,020,869	577,510

The accompanying notes are an integral part of these financial statements.

19

LiquidPiston, Inc.

Statements of Cash Flows

For the Nine Months Ended September 30, 2023 and the Year Ended December 31, 2022 and 2021:

	2023	2022	2021

Operating Activities
Net Income (Loss)	$1,093,427	$1,327,909	$(1,818,378)
Adjustments to reconcile net income (Loss)
to net cash (used) provided by operations:
Stock Compensation	166,366	19,934	30,321
PPP Forgiveness	–	(284,279)	–
Lease Expense	86,108	42,008	–
Unrealized Gain on Securities	–	(31,179)	–
Depreciation and Amortization	119,632	108,395	65,923
Changes in Current Assets and Liabilities
Accounts Receivable	(1,226,610)	110,000	(1,419)
Deferred Charges	(1,852,605)	2,243,470	(2,732,686)
Prepaid Expenses and Other	190,692	(132,936)	(91,333)
Deferred Revenue	(776,775)	1,365,344	449,900
Accounts Payable, Accrued Expenses and Other	20,724	(18,828)	53,636

Net Cash (Used) Provided by Operating Activities	(2,179,041)	4,749,838	(4,044,036)

Investing Activities
Purchase of Intangible Assets	(221,881)	(181,460)	(125,548)
Purchase of Property and Equipment	(118,839)	(360,847)	(24,227)

Net Cash Used by Investing Activities	(340,720)	(542,307)	(149,775)

Financing Activities
Proceeds from the Sale of Stock	4,533,623	902,413	6,033,943
Proceeds from PPP Loan	–	–	284,279
Repayment of Lease Liability	(64,305)	(41,922)	–
Repayments on SBA EIDL Loan	(2,356)	(3,047)	–

Net Cash Provided by Financing Activities	4,466,962	857,444	6,318,222

Net Change in Cash	1,947,201	5,064,975	2,124,411

Cash and Equivalents - Beginning of Period	13,248,306	8,183,331	6,058,920

Cash and Equivalents - End of Period	$15,195,507	$13,248,306	$8,183,331

The accompanying notes are an integral part of these financial statements

20

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

1.	Nature of Organization and Operations

LiquidPiston, Inc. (“LiquidPiston” or the “Company”) was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $41,543,000 in net proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company’s Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company’s 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders’ of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology-oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders’ investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception through December 31, 2021. For the year ended December 31, 2022, and nine months ended September 30, 2023, the Company showed its first sustained profits. The Company’s current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations to be near breakeven for the next several years. The Company might need to raise additional funds to further advance its research and development programs, commence additional development projects and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

21

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). As more fully described in Note 13, the Company with consent of the Board of Directors, changed its fiscal year end from December 31 to September 30.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company’s cash and cash equivalents balances.

Major customers – approximately 99% of the revenue earned in the nine months ended September 30, 2023, was the result of contracts with the United States Army and the United States Air Force.

22

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies (continued)

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. The entirety of our revenues is generated from long-term contracts with the U.S. Government for the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company provides its products and services under fixed-price contracts.

Under fixed-price contracts, The Company agrees to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, the Company will generate more or less profit or could incur a loss.

The Company evaluates the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The products and services in our contracts are typically not distinct from one another due to their complex relationships and the significant contract management functions required to perform under the contract. Accordingly, our contracts are typically accounted for as one performance obligation. Significant judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit recorded in a given period.

At the inception of a contract, The Company estimates the transaction price based on its current rights and does not contemplate future modifications (including unexercised options) or follow-on contracts until they become legally enforceable. Contracts are often subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company considers whether to account for the modification as an adjustment to the existing contract or as a separate contract. Generally, modifications to our contracts are not distinct from the existing contract due to the significant integration and interrelated tasks provided in the context of the contract. Therefore, such modifications are accounted for as if they were part of the existing contract and recognized as a cumulative adjustment to revenue.

23

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies (continued)

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis (i.e., not bundled with any other products or services). Our contracts with the U.S. Government are subject to the Federal Acquisition Regulations (FAR) and the price is typically based on estimated or actual costs plus a reasonable profit margin. As a result of these regulations, the standalone selling price of products or services in our contracts with the U.S. Government are typically equal to the selling price stated in the contract.

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the products and services. In determining when performance obligations are satisfied, the Company considers factors such as contract terms, payment terms and whether there is an alternative future use of the product or service. Substantially all of our revenue is recognized over time as the Company performs under the contract because control of the work in process transfers continuously to the customer. For most contracts with the U.S. Government, this continuous transfer of control of the work in process to the customer is supported by clauses in the contract that give the customer ownership of work in process and allow the customer to unilaterally terminate the contract for convenience and pay the Company for costs incurred plus a reasonable profit. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation, generally using the percentage-of-completion cost-to-cost measure of progress for our contracts because it best depicts the transfer of control to the customer as the Company incurs costs on its contracts. Under the percentage-of-completion cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For performance obligations to provide services to the customer, revenue is recognized over time based on costs incurred or the right to invoice method (in situations where the value transferred matches our billing rights) as our customer receives and consumes the benefits.

For performance obligations in which control does not continuously transfer to the customer, the Company recognizes revenue at the point in time in which each performance obligation is fully satisfied. This coincides with the point in time the customer obtains control of the product or service, which typically occurs upon customer acceptance or receipt of the product or service, given that we maintain control of the product or service until that point.

For arrangements with the U.S. Government, the Company generally does not begin work on contracts until funding is appropriated by the customer. Billing timetables and payment terms on our contracts vary based on a number of factors, including the contract type. Typical payment terms under fixed-price contracts with the U.S. Government provide that the customer pays either performance-based payment (PBPs) based on the achievement of contract milestones or progress payments based on a percentage of costs the Company incurs. The Company recognizes a liability for payments in excess of revenue recognized, which is presented as a contract liability on the balance sheet, we recognize an asset for revenues recognized in excess of billings as a contract asset on the balance sheet. The portion of payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer from our failure to adequately complete some or all of the obligations under the contract. Payments received from customers in advance of revenue recognition are not considered to be significant financing components because they are used to meet working capital demands that can be higher in the early stages of a contract.

24

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies (continued)

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the nine months ended September 30, 2023, and years ended December 31, 2022 and 2021 were $147,026, $149,985 and $160,670 respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 8 – Income Taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of September 30, 2023, December 31, 2022, and 2021, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using an average of the First Chicago option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends, and the Regulation

A offering. The fair value of restricted stock awards is determined based on the Company’s estimated common stock value at the time of grant.

25

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies (continued)

Due to the historical lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

•	Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly

•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

26

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies (continued)

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in the nine months ended September 30, 2023. The assets of the Company measured at fair value on a recurring basis as of September 30, 2023, and December 31, 2022 and 2021 are summarized below:

Fair Value Measurements Using

	Level 1	Level 2	Level 3	Total
September 30, 2023 Assets:
Cash and Cash Equivalents	$15,195,507	$–	$–	$15,195,507
Total Assets	$15,195,507	$–	$–	$15,195,507
December 31, 2022 Assets:
Cash and Cash Equivalents	$13,248,306	$–	$–	$13,248,306
Total Assets	$13,248,306	$–	$–	$13,248,306
December 31, 2021 Assets:
Cash and Cash Equivalents	$8,183,331	$–	$–	$8,183,331
Total Assets	$8,183,331	$–	$–	$8,183,331

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

•	Computer and office equipment 5-7 years
•	Machinery 5-7 years
•	Leasehold improvements 15 years

27

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset’s carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Leases

The Company leases two buildings. The determination of whether an arrangement is a lease is made at the lease’s inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company’s leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

28

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies (continued)

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices.

None of our lease agreements contain any material residual value guarantees. Our building lease agreements do not include covenants that require us to maintain certain ratios relating to interest coverage and percentage of total debt to equity.

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” (“ASU 2018-07”) to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company’s adoption of ASU 2014-09. The Company adopted ASU 2018-07 during the year ended December 31, 2020, with no material impact to the Company’s financial statements. In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement - Disclosure Framework (Topic 820)” (“ASU 2018-13”). ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 during the year ended December 31, 2020, with no material impact to the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740)” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for Income Taxes. The updated guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. See the prior discussion on income taxes.

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. The updated guidance is effective for fiscal years beginning after December 15, 2020. The company has adopted ASU 2020-06 as of January 1, 2021.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash. The update guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted the standard in June of 2021. As such, restricted cash is separately stated on the balance sheet, but in the statement of cash flows, it is included in the beginning and ending totals of cash and cash equivalents.

Restricted Cash

Restricted cash as of September 30, 2023 consists of $770,950 held for the potential repurchase of Company stock, per the 2022 Regulation A Offering, as indicated in the corresponding Offering Circular. As of December 31, 2022 and 2021 respectively, the Company had $0, and $168,216 in restricted cash set aside for payment to shareholders who sold their shares in the Regulation A offerings.

29

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

3.	Property and Equipment

Property and equipment consist of the following as of:

	September 30,	December 31,	December 31,
	2023	2022	2021
Computer and Office Equipment	$127,383	$127,383	$137,723
Machinery	1,193,710	1,074,871	703,684
Right of Use Asset	420,080	420,080	0
Leasehold Improvements	4,329	4,329	4,329
Total Property and Equipment	$1,745,502	$1,662,663	$845,736
Accumulated Depreciation	(1,048,228)	(891,401)	(799,513)
Property and Equipment, Net	$697,274	$735,262	$46,223

4.	Long Term Debt

On May 5, 2020, LiquidPiston entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $323,507. The Company received forgiveness from the SBA for the entire amount of the loan on March 24, 2021. On January 25, 2021, LiquidPiston received a second loan under the Paycheck Protection Program in the amount of $284,279. The Company received full forgiveness as of May 17, 2022.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment will begin twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

2024	$3,510
2025	$3,370
2026	$3,498
2027	$3,631
2028	$3,770
Thereafter	$131,071
$148,850

30

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

5.	Common Stock

The Company had 25,000,000 shares of authorized Common Stock as of September 30, 2023, par value $0.00001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of September 30, 2023, December 31, 2022 and December 31, 2021 8,341,059, 5,545,510 and 334,006, respectively, shares of Common Stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company’s assets.

6.	Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of September 30, 2023, December 31, 2022 and December 31, 2021.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors.

Liquidation, dissolution or winding up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

31

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

6.	Series Seed-1 Preferred Stock (continued)

Conversion

Each share of Series Seed-1 Preferred Stock is convertible in a 10:1 ratio, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

7.	Stock-Based Compensation

In 2016, the Company’s Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of incentive awards up to 2,000,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options granted before the March 2022 split, will receive 10 shares of Common Stock for each stock option.

Stock Options and Restricted Stock Units

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee’s or consultant’s continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the nine months ended September 30, 2023, 0 option awards were granted. During the nine months ended September 30, 2023, 235,000 restricted stock units were granted. On September 30, 2022, 557,510 shares were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $166,366 for the nine months ended September 30, 2023.

During the years ended December 31, 2022, and 2021, 0 and 25,000 option awards were granted, respectively. During the years ended December 31, 2022, and 2021, 33,000 and 8,200 restricted stock units, respectively, were granted. On December 31, 2022, and 2021, 812,510 and 809,220 shares, respectively, were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $30,321 and $5,053 for the years ended December 31, 2022, and 2021, respectively.

The following table summarizes the stock option and Restricted Stock Unit activity during the years:

Balance December 31, 2020	$27,309
Options and RSUs issued	(33,200)
Options forfeited	16,813
Increase in pool	70,000
Balance December 31, 2021	80,922
Adjustment for 10:1 Split	728,298
RSUs issued	(33,000)
Options forfeited	36,290
Balance December 31, 2022	812,510
Options and RSUs Issued	(235,000)
Balance September 30, 2023	$577,510

32

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

8.	Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company’s net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods and years ended September 30, 2023, December 31, 2022 and December 31, 2021.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on December 31, 2022, and 2021 as management cannot currently determine that the realization of these future benefits is likely.

As of the date of this report, the Company’s 2023 Federal and State income tax returns have not been prepared. However, on December 31, 2022, the Company has approximately $22,055,120 of federal NOL carryforwards. As of December 31, 2022, the Company has generated approximately $1,069,651 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $285,956 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of September 30, 2023, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

33

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

9.	Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a lease that provides for monthly payments of $6,050 with annual escalations. The lease term was amended from a month-to-month lease to a 5-year term commencing on May 6, 2022.

Minimum future rental commitments for the next five years are as follows:

Year ended September 30:
2024	$90,196
2025	92,450
2026	94,760
2027	36,447
2028	0
Total	$313,853

From time to time, the Company may be exposed to litigation relating to products and operations. An ex-employee has brought a wrongful termination suit against the Company. Federal court has rejected the case however the state level is still unknown. The Company and its attorneys believe that the maximum exposure is $15,000.

10.	Equity Issuances

During the year ended December 31, 2021, as part of a stock offering, the Company issued 155,548 shares for total gross proceeds of $7,985,704.

In March 2022, the Company authorized a split of its Common Stock shares in proportion 10:1. The 2021 weighted average number of common shares outstanding has been recalculated to reflect the affects of the 10:1 stock split.

For the year ended December 31, 2022, employees of the Company exercised stock options and the Company issued 47,700 shares (recalculated) for total proceeds of $3,020. Additionally, during 2022, as part of a stock offering, the Company issued 139,160 (recalculated) shares of its common stock and received proceeds before issuance costs of $1,234,748.

For the nine months ended September 30, 2023, employees of the Company exercised stock options and the Company issued 16,750 shares for total proceeds of $1,934. Additionally, during 2023, as part of a stock offering, the Company issued 1,069,144 shares of its common stock and received proceeds before issuance costs of $10,396,274. Under the Regulation A offering, investors purchasing shares of stock have 90 days to reverse the decision to purchase stock in the Company. The Company’s transfer agent withholds 6% of the gross proceeds from the sale of shares and holds that in an escrow account which is used to refund investors. As of September 30, 2023, funds held in escrow by the transfer agent were $145,300.

34

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

11.	Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information:

	September 30, 2023	December 31, 2022	December 31, 2021
Interest paid	$4,223	$6,063	$4,061
Income taxes paid	$48,284	$0	$0
Non-cash financing transactions:
Stock compensation issuance of stock	$166,366	$19,934	$30,321

12.	Leasing Arrangements

The company leases office and manufacturing space. The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Lease	Classification	2023	2022	2021
Assets
Finance	Buildings	$378,158	$378,158	$0
Liabilities
Current	Current portion of lease liabilities	90,196	86,104	0
Noncurrent
Operating	Long term portion of lease liabilities	223,657	292,053	0

Finance lease assets are recorded net of accumulated amortization of $128,115, $42,008 and $0 as of September 30, 2023, December 31, 2022 and 2021, respectively.

Lease Cost	Classification	2023	2022	2021
Finance
Asset amortization	Depreciation and Amortization	$86,108	$42,008	$0
Interest on liability	Net interest expense	$8,865	$7,961	$0

Net lease cost		$94,973	$49,883	$0

13.	Change in Fiscal Year End Unaudited September 30, 2022 Financial Statements

The Board of Directors unanimously voted in favor of changing its fiscal year end from December 31 to September 30 effective for the nine months ended September 30, 2023. The change in fiscal year end is to more closely align with the year ends of its major customers, the Department of Defense, United States Army, and United States Air Force. Presented below are the unaudited financial statements as of and for the nine months ended September 30, 2022.

36

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

LiquidPiston, Inc.		LiquidPiston, Inc.
Balance Sheet (unaudited)		Statements of Operations
As of September 30, 2022		For the Nine Months Dated September 30, 2022

ASSETS

		Revenue	$5,033,368
Current Assets
Cash and Equivalents	$10,329,865	Cost of Revenue	2,485,476
Accounts Receivable	217,573	Gross Profit	2,547,892
Deferred Charges and Costs	540,537	Operating Expenses
Prepaid Expenses	183,938	Research and Development	672,837
Total Current Assets	11,271,913	General and Administrative	1,270,353
		Total Operating Expenses	1,943,190
Property and Equipment, Net of Accumulated Depreciation	378,014
		Interest Expense	(5,140)
Other Assets		Total Other Income (Expense)	303,462
Deposits	2,000
Patents, Less Accumulated Amortization	914,432	Net Income	$908,164
Total Other Assets	916,432
		Deficit - Beginning of Period	$(26,006,831)
TOTAL ASSETS	$12,566,359
		Deficit - End of Period	$(25,098,667)
LIABILITIES AND STOCKHOLDERS' DEFICIT
		Net Income Per Common Share - Basic and Diluted	$0.06
Current Liabilities
Accounts Payable	$210,381	Weighted Average number of Common Shares Outstanding	16,390,630
Notes Payable, Current Portion of Long Term Debt	5,526
Deferred Revenue	449,900
Accrued Taxes and Expenses	18,422
Total Current Liabilities	684,229

Long Term Liabilities
Notes Payable	146,194

Total Liabilities	830,423

Stockholders' Equity
Common Stock
$0.00001 par value per share; 25,000,000 shares authorized and 16,390,630 issued and outstanding at September 30, 2022.	164
Series Seed-1 Preferred Stock
$0.0001 par value per share; 200,000 shares authorized; 87,752 shares issued and outstanding at September 30, 2022.	1,063,591
Additional Paid-In-Capital	35,770,848
Accumulated Deficit	(25,098,667)

Total Stockholders' Equity	11,735,936

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,566,359

37

LiquidPiston, Inc.

Notes to Financial Statements

For the Nine Months Ended September 30, 2023 and Years Ended December 31, 2022 and 2021

13.	Change in Fiscal Year End Unaudited September 30, 2022 Financial Statements (continued)

LiquidPiston, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

	Common Stock		Series Seed-1 Preferred		Additional			Available
	Shares Issued	Total	Shares Issued	Total	Paid -In Capital	Retained Earnings	Net Equity	Options and RSU
Balance 12/31/2021	16,390,630	$164	87,752	$1,063,591	$35,951,449	$(26,006,831)	$11,008,373	809,220
Adjustment for 10:1 Split	–	–	–	–	–	–	–	–
Options and RSUs Issued	–	–	–	–	–	–	–	(4,300)
Net Profit	–	–	–	–	–	908,164	908,164	–
Balance 9/30/2022 (unaudited)	16,390,630	$164	$87,752	$1,063,591	$35,951,449	$(25,098,667)	$11,916,537	804,920

LiquidPiston, Inc.

Statements of Cash Flows

For the Nine Months Ended September 30:

		Investing Activities
		Purchase of Intangible Assets	$(83,528)
Operating Activities		Purchase of Property and Equipment	(360,847)
Net Income (Loss)	$908,164
Adjustments to reconcile net income		Net Cash Used by Investing Activities	(444,375)
to net cash provided by operations:
PPP Forgiveness	(284,279)	Issuance Costs	(180,601)
Depreciation and Amortization	72,943	Repayments on SBA EIDL Loan	(2,276)
Changes in Current Assets and Liabilities
Accounts Receivable	(107,573)	Net Cash Provided by Financing Activities	(182,877)
Deferred Charges	2,192,149
Prepaid Expenses and Other	(40,108)	Net Change in Cash	2,146,534
Accounts Payable, Accrued Expenses and Other	32,490	Cash and Equivalents - Beginning of Period	8,183,331

Net Cash Used by Operating Activities	$2,773,786	Cash and Equivalents - End of Period	$10,329,865

14.	Subsequent Events

The Company has evaluated subsequent events through January 4, 2024, the date on which the financial statements were available to be issued. Between September 30, 2023 and January 4, 2024 the Company sold an additional 1,022,246 shares in its Regulation A offering and collected $11,235,087 in gross proceeds. The Company did not note any additional subsequent events requiring recording or disclosure in the financial statements for the period ended September 30, 2023.

38

Item 8. Exhibits

The following exhibits are incorporated by reference in this annual report on Form 1-K:

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)
4	Subscription Agreement (4)
6.1	Stock Option Plan (2)
6.2	Employment Contract of Alexander Shkolnik (2)
6.3	Employment Contract of Nikolay Shkolnik (2)

___________________

(1)	Filed as an exhibit to the Company’s Semiannual Report on Form 1-SA for the period ended June 30, 2020 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11219) and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s Current Report on Form 1-U dated March 16, 2022 and incorporated by reference herein.
(4)	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11894) and incorporated by reference herein.

39

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 24, 2024.

LIQUIDPISTON, INC.

By: /s/ Alexander Shkolnik
Alexander Shkolnik
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Shkolnik

By: Alexander Shkolnik, Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer and Director

Date: January 24, 2024

/s/ Nikolay Shkolnik

By: Nikolay Shkolnik, Director

Date: January 24, 2024

/s/ Per Suneby

By: Per Suneby, Director

Date: January 24, 2024

40